UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 000-29480

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

(Full title of the plan)

HERITAGE FINANCIAL CORPORATION

201 5TH AVENUE S.W.

OLYMPIA, WASHINGTON 98501-1114

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Furnished herewith are the financial statements and schedules of the Plan as of December 31, 2008 and 2007 and for the year ended December 31, 2008.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Financial Statements and Supplemental Schedules

December 31, 2008 and 2007

(Report of Independent Registered Public Accounting Firm)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Report of Independent Registered Public Accounting Firm

KSOP Committee

Heritage Financial Corporation 401(k)

Employee Stock Ownership Plan and Trust

Olympia, Washington

We have audited the accompanying statements of net assets available for benefits of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidencing supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules H, line 4i – Schedule of Assets (Held at End of Year), line 4a – Schedule of Delinquent Participant Contributions, and line 4j – Schedule of Reportable Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington

June 29, 2009

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Participant directed investments at fair value:
Registered investment company funds	$9,069,989	9,922,487
Heritage Financial Corporation common stock	3,145,191	—
Money market funds	31,327	956,396
Participant loans	37,193	38,525

	12,283,700	10,917,408

Nonparticipant directed investments at fair value:
Heritage Financial Corporation common stock	2,201,092	9,087,076
Money market funds	115,950	25,126

	2,317,042	9,112,202

Total investments	14,600,742	20,029,610
Receivables:
Employer contributions	300,116	400,558
Accrued investment income	—	3,947

Total receivables	300,116	404,505

Total assets	14,900,858	20,434,115

Liabilities:
Loan payable to Heritage Financial Corporation	537,576	643,232
Accounts payable and other	32,835	20,370
Trade payable	—	22,865

Total liabilities	570,411	686,467

Net assets available for benefits	$14,330,447	19,747,648

See accompanying notes to financial statements.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

Investment (loss) income:
Net depreciation in fair value of investments	$(6,782,402)
Interest	43,789
Dividends	646,844

(6,091,769)

Contributions:
Participant salary deferrals	809,983
Participant rollovers	121,969
Employer	569,019
ESOP loan payments	119,984

1,620,955

Total	(4,470,814)

Deductions:
Benefits paid to participants	785,098
Administrative expenses	110,668
Interest expense	50,621

Total deductions	946,387

Net decrease	(5,417,201)

Net assets available for benefits, beginning of year	19,747,648

Net assets available for benefits, end of year	$14,330,447

See accompanying notes to financial statements.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of Plan

The following description of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

Heritage Financial Corporation (the Company) is a bank holding company with headquarters in Olympia, Washington.

The Plan is a qualified defined contribution plan established by the Company under the provisions of Section 401(a) and Section 4975(e)(7) of the Internal Revenue Code (IRC) with salary reduction and employer stock ownership features for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is administered by the 401(k) Employee Stock Ownership Plan (KSOP) Committee, which consists of certain officers and employees of the Company. Prior to July 1, 2008, US Bank served as Trustee for the Plan. Effective July 1, 2008 Wilmington Trust Company serves as the Custodian, certain officers of the Company serve as Trustees of the Plan and RBC Wealth Management serves as the investment advisor.

(b)	Eligibility

Prior to July 1, 2008, employees of the Company were generally eligible to participate in the Plan after three months of service, providing they worked at least 250 hours during a three month period and had reached the age of twenty-one. Effective July 1, 2008 employees are eligible to participate in the Plan the first of the month coincident with or following thirty days of service and reaching the age of eighteen.

(c)	Contributions

Participants may elect to contribute up to the lesser of 100% of their eligible compensation or to certain limitations under the IRC. Additionally, participants over age 50 may make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans.

The Company makes contributions to participant accounts as follows:

1)	a matching contribution equal to 50% of the participant’s contribution up to 6% of the participant’s eligible compensation.

2)	required profit sharing contribution of 2% of the participant’s eligible compensation.

3)	discretionary profit sharing contributions beyond the required 2% contribution.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

4)	discretionary Employee Stock Ownership Plan (ESOP) allocation calculated based on the current year ESOP loan principal and interest payment. See note 3 for additional discussion.

During 2008, the Company’s discretionary profit sharing contribution totaled 1% of eligible compensation. Participants, who do not have at least 1,000 hours of service during the Plan year and are not employed on the last working day of a Plan year, are not eligible for an allocation of non-matching Company profit sharing or ESOP contributions for that year except in the event of the participant’s death, disability or retirement.

Effective July 1, 2008 the following provisions apply to contributions:

•	Participants are eligible for matching contributions upon participation in the Plan.

•	Non-ESOP Employer contributions to the Plan are invested as directed by the employee.

•	ESOP contributions are employer directed and initially invested in Heritage Financial Corporation common stock. Participants may elect to diversify these investments.

Prior to July 1, 2008, the following provisions applied to contributions:

•

Company contributions were employer directed and primarily invested in Heritage Financial Corporation common stock. Participants could diversify their employer directed contributions on a quarterly basis.

•	Participants with less than 1,000 hours of service during the Plan year were not eligible for the matching contributions.

During 2008, the Company met the minimum funding requirements as defined by ERISA.

(d)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings net of expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Effective July 1, 2008, participant accounts are valued daily based on quoted market prices. Prior to July 1, 2008, allocations to participant accounts were made on a quarterly basis and based on participant earnings or account balances as defined.

(e)	Vesting

Vesting in the Company’s contributions plus earnings thereon is based on years of continuous service. A participant’s matching contribution and all other employer contributions are 100% vested after six years of credited service or upon death, disability or retirement with 20% vesting at two years of service increasing by an additional 20% with each additional year of service.

(f)	Investment Options

The Plan’s ESOP component is designed to invest primarily in Company common stock in order to comply with Section 4975(e)(7) of the IRC and Income Tax Regulation 54.4975-11. Effective July 1, 2008, upon enrollment in the Plan, a participant may direct his or her employee

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

contributions in 1% increments among eleven registered investment company funds, two money market funds, and the Company stock fund. Participants also have the option to invest in four different managed portfolio strategies. Prior to July 1, 2008, participants were limited to five registered investment company funds, one money market fund and the Company Stock fund.

Effective July 1, 2008, participants may change their investment elections and reallocate their investments on a daily basis. Prior to July 1, 2008, participants could change their investment election and reallocate their investments on a quarterly basis. Contributions may be temporarily held as cash balances prior to the execution of the investment according to the participant’s direction.

Because investments in Company stock are not diversified, this investment may present increased volatility. Prior to July 1, 2008 the Plan limited participant investment in Company stock to 20% of his or her 401(k) deferrals. The Plan now states that every participant has the right to diversify their investment in Company stock and does not limit the investment to 20%. A notice and form are provided that explain the importance of diversification of their investments.

(g)	Payment of Benefits

No distributions from the Plan are made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), becomes disabled or otherwise terminates employment with the Company. Effective July 1, 2008, participants aged 59 1/2 or older are eligible for in-service distributions.

Distributions are made in cash, Company stock, or both.

Benefit distributions are based on the participant’s vested account balance and may be distributed in a lump sum, installments over a period of not more than the participant’s life expectancy, or through the purchase of an annuity if the participant’s vested account balance is greater than $1,000. Certain participant accounts from a previously merged plan may also be distributed in the form of a joint and survivor annuity unless waived by the participant.

Under certain conditions, participants, while still employed by the Company, are permitted to withdraw in a single sum, the employee contribution portion of their account balance. These conditions include unreimbursed medical expenses, the purchase of the participant’s principal residence, the payment of postsecondary education tuition or to prevent eviction or foreclosure from the participant’s principal residence. A participant’s right to make deferrals to the Plan will be suspended for 6 months after the receipt of a hardship withdrawal. In addition, participants, while still employed by the Company, are permitted to withdraw all or a portion of their employee account balance after age 59 1/2. Rollover accounts may be withdrawn, all or part, once during each Plan Year.

The Plan has the right to automatically distribute participant accounts upon termination of service for participants with balances not exceeding $1,000 as a lump sum distribution.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(h)	Diversification

Prior to July 1, 2008, participants could diversify their employer contribution accounts from Company stock to the other investment options quarterly. Effective July 1, 2008, participants may diversify their employer contributions daily.

(i)	Voting and Dividend Rights

No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.

Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

(j)	Forfeitures

Forfeitures may be used to reduce employer contributions with the remainder reducing administrative expenses. At December 31, 2008 and 2007, forfeited non-vested accounts approximated $8,000 and $21,000, respectively. Forfeitures used to reduce employer contributions during 2008 totaled $21,445.

(k)	Participant Loans

Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding loans to the participant from the Plan and from any other qualified plan maintained by the employer, including accrued interest thereon, shall not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms shall not exceed five years, except for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate equal to the then current prime rate. Principal and interest is paid ratably semi-monthly through payroll deductions. The interest rate on outstanding loans as of December 31, 2008 ranged from 4.0% to 4.25% and the loans mature through March 2014.

(l)	Administrative Expenses

Administrative expenses including trust, recordkeeping, audit, and investment fees are paid by the Plan. Forfeitures may be used to pay administrative expenses after reducing employer contributions and the Company may pay some other expenses.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan allows participants to direct contributions into money market funds, various registered investment company funds, and Company stock. The underlying investment securities of these funds and Company stock are exposed to various risks, including but not limited to interest rate, market and credit risk. Due to the level of risk associated with certain underlying investment securities and the level of uncertainty related to changes in the value of the funds, in particular the Company stock, it is likely that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Participants should refer to Heritage Financial Corporation’s annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10K and 10Q) regarding risks associated with Company stock.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment company funds and the Company stock in the ESOP fund are valued at quoted market prices. The Company stock fund is valued at fair value based on its year-end unit closing price (comprised of year-end market price of the stock on the NASDAQ National Market System plus cash equivalent position held, if any). Participant loans are valued at fair value and money market funds are valued at cost.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the moving average method. Net depreciation in fair value of investments represents the change in fair value from one period to the next and realized gains and losses.

(e)	Payment of Benefits

Benefits are recorded when paid. At December 31, 2008 and 2007, assets allocated to withdrawing participants totaled $2,127 and $86,451, respectively.

(3)	Leveraged ESOP Feature

The Plan purchased shares of the Company’s stock using the proceeds of a borrowing from the Company and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of 15 years funded by Company contributions to the trust fund.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

Under the ESOP feature of the Plan, the Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term indebtedness to the Company. As the Plan makes each payment of principal and interest, an appropriate percentage of stock is allocated to eligible employees’ accounts in accordance with applicable regulations under the IRC.

The unallocated shares of Company stock collateralize the loan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the table below presents separately the assets and liabilities and changes therein pertaining to:

(a)	accounts of employees with rights in allocated stock and

(b)	stock not yet allocated to employees.

The Plan’s ESOP assets are summarized as follows and represent a component of the Heritage Financial Corporation common stock as presented on the Statement of Net Assets:

	2008		2007
	Allocated	Unallocated	Allocated	Unallocated
Heritage Financial Corporation common stock, at fair value	$1,738,042	463,050	3,049,612	936,517
Cash	36,185	31	262	—
Accrued investment income	—	—	1	3
Forfeitures	(5,097)	—	—	—
Pending transfers	(1,527)	—	(190,912)	—
Loan payable to Heritage
Financial Corporation	—	(537,576)	—	(643,232)

Net ESOP assets (liabilities)	$1,767,603	(74,495)	2,858,963	293,288

Pending stock diversification transfers for 2007 represents participant requested diversification of ESOP stock to other investment funds settled over a two-week period after December 31, 2007.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

The ESOP component’s change in net assets is summarized as follows:

	Year ended December 31, 2008
	Allocated	Unallocated
Heritage Financial Corporation common stock:
Net depreciation in fair value of investments	$(1,069,880)	(360,048)
Interest and dividends	108,338	36,325
Loan payments	—	119,984
Shares released	113,423	(113,423)
Fund transfers/stock diversifications	(127,276)	—
Distributions to participants	(110,086)	—
Administrative expense	(5,879)	—
Interest expense	—	(50,621)

Net decrease	(1,091,360)	(367,783)
Net assets, beginning of year	2,858,963	293,288

Net assets, end of year	$1,767,603	(74,495)

In January 1998, the Plan borrowed $1,323,000 from the Company to purchase shares of the Company’s stock. The loan matures January 2013 and is repaid in monthly installments of $13,023 primarily from the Company’s contributions. Interest is accrued at a rate of 8.5% per annum.

The repayment schedule for principal is as follows:

Year ended December 31:
2009	$114,996
2010	125,161
2011	136,223
2012	148,264
Thereafter	12,932

Total	$537,576

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(4)	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits at the end of the year:

	2008	2007
Heritage Financial Corporation common stock	$5,346,283	9,087,076
Fidelity Advisory Mid Cap Fund, Class A	—	1,721,811
Frank Russell Lifepoints Equity Growth Strategy Fund, Class S	—	2,732,438
Frank Russell Lifepoints Balanced Strategy Fund, Class S	—	3,745,646
First American Equity Index Fund, Class Y	—	1,109,487
American Funds Growth Fund R4	1,032,850	—
Baron Small Cap	1,039,921	—
Pimco Total Return Admin	2,050,110	—
Frank Russell Money Market Fund	2,075,018	—

The Plan’s investments depreciated during the year ended December 31, 2008 as follows:

Registered investment company funds	$(3,303,459)
Common stock	(3,478,943)

$(6,782,402)

(5)	Fair Value Measurements

SFAS 157 establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

Level 2	Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities: in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability;

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007,

Money market funds and equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment company funds: Valued at the net asset value (“NAV”) of shares held by the plan at year-end,

Participant loans: Value is based on the present value of discounted cash flows.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Investments at estimated fair value
	Investments at Fair Value determined by Quoted Prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Participant-directed investments:
Registered investment company	$9,069,989			9,069,989
Heritage Financial Corporation common stock	3,145,191	—	—	3,145,191
Money market funds	31,327	—	—	31,327

Total participant-directed investments:	12,246,507	—	—	12,246,507

Nonparticipant-directed investments:
Heritage Financial Corporation common stock	2,201,092	—	—	2,201,092
Money market funds	115,950	—	—	115,950

Total nonparticipant-directed investments:	2,317,042	—	—	2,317,042

Participant loans	—	—	37,193	37,193

Total investments	$14,563,549	—	37,193	14,600,742

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year Ended December 31, 2008
Participant loans
Balance, beginning of year	$38,525
Purchases, sales, issuances and settlements (net)	(1,332)

Balance, end of year	$37,193

(6)	Nonparticipant Directed Investments

The following information details the net assets and changes in net assets available for benefits relating to the nonparticipant directed funds as of December 31, 2007 and for the year ending December 31, 2008:

2007
Net assets:
Heritage Financial Corporation common stock	$9,087,076
Money market funds	25,126
Employer contributions receivable	400,558
Fund transfers/stock diversifications	(371,979)
Accrued investment income	44
Loan payable to Heritage Financial Corporation	(643,232)
Pending trade	(22,865)
Accounts payable and other benefits	(6,270)

$8,468,458

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

Year ended December 31, 2008
Changes in net assets:
Investment (loss) income:
Net depreciation in fair value of investments	$(3,478,943)
Interest	2,342
Dividends	345,978
Contributions:
Participant salary deferrals	75,166
Participant rollovers	5,000
Employer	153,724
ESOP loan payments	119,984
Fund transfers	(393,824)
Loan payments	2,785

(3,167,788)

Deductions:
Benefits paid to participants	295,482
New loans to participants	8,729
Administrative expenses	22,205
Interest expense	50,621

Total deductions	377,037

Net decrease	(3,544,825)
Net assets available for benefits, beginning of year	8,468,458

Net assets available for benefits, end of year	$4,923,633

The information related to the Heritage Financial Corporation Common Stock Fund included in the above disclosure includes both participant and nonparticipant directed investments for the year ended December 31, 2008. These amounts cannot be separately determined. As allowed under Statement of Position 99-3, the entire investment is deemed to be nonparticipant directed for purposes of this disclosure. In addition, although the assets became participant directed as of July 1, 2008, full year information is presented.

(7)	Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, participant accounts become fully vested and will be distributed to the participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC. Upon termination of the Plan, the trustee will direct the Plan administrator to pay all liabilities and expenses of the trust fund and to sell shares of unallocated stock to the extent it determines such sale necessary to repay the loan. Remaining unallocated shares will be allocated to participants.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(8)	Tax Status

The Plan obtained its latest determination letter on October 25, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan will be submitted to the IRS for a determination letter in accordance with the appropriate reporting cycle.

(9)	Related-Party and Party in Interest Transactions

The Plan’s assets, which consist primarily of shares of Company stock, registered investment company funds, and money market funds are held by Wilmington Trust Company, the Custodian of the Plan assets. The Company’s contributions are held and managed by the custodian at the direction of the Trustees, which invests cash received, interest and dividend income, and makes distributions to participants. The record keeper administers the payment of interest and principal on the loan, which is reimbursed to the trustee through contributions determined by the Company.

Officers or employees of the Company perform certain administrative functions. No officer or employee receives compensation from the Plan.

For the year ended December 31, 2008, the Plan paid U.S. Bank $23,312 for services as trustee and asset custodian of the Plan through June 30, 2008. For the year ended December 31, 2008, the Plan paid Wilmington Trust Company $5,161 for services as custodian of the Plan assets. For the year ended December 31, 2008, the Plan paid approximately $25,000 to other service providers that are defined as a Party in Interest under ERISA.

(10)	Subsequent Events

Effective June 10, 2009, the plan sponsor was notified that the Vanguard Treasury Money Market fund is closed to all new contributions. The plan sponsor is in the process of working with the investment advisor to determine a replacement fund option.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(11)	Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$14,330,447	19,747,648
Amounts allocated to withdrawing participants	(2,127)	(86,451)

Net assets available for benefits per Schedule H of Form 5500	$14,328,320	19,661,197

The following is a reconciliation of benefits paid to participants per the financial statements to Schedule H of Form 5500:

Year ended December 31, 2008
Benefits paid to participants per the financial statements	$785,098
Less amounts allocated to withdrawing participants at end of prior year	(86,451)
Add amounts allocated to withdrawing participants at year-end	2,127

Benefits paid to participants per Schedule H of Form 5500	$700,774

The following is a reconciliation of investment income per the financial statements to Schedule H of Form 5500:

Year ended December 31, 2008
Per financial statements:
Net depreciation in fair value of investments	$(6,782,402)
Interest and dividends	690,633

$(6,091,769)

Per Schedule H of Form 5500:
Interest	$43,789
Dividends	345,977
Net gain on sale of assets	101,516
Unrealized depreciation of assets	(3,580,459)
Net investment income from registered investment companies	(3,002,592)

$(6,091,769)

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(12)	Delinquent Contributions

The Company remitted one loan payment after the date required by the Department of Labor. The Company has determined the amount of lost earnings and contributed the amount to the participant’s account.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

EIN: 91-1857900

Plan Number: 003

Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Participant directed investments:
	Registered investment company funds:
	Alliaz NFJ Large Cap Value A	60,615 shares	$677,676
	Allianz NFJ Small Cap Value Fund Class A	18,404 shares	350,956
	American Funds Europac R4	18,740 shares	516,481
	American Funds Growth Fund R4	50,829 shares	1,032,850
	American Capital World G&I-4	4,383 shares	116,233
	Aston Optimum Mid Cap Fund	1,920 shares	30,197
	Baron Small Cap Fund	73,028 shares	1,039,921
	DFA Emerging Markets Value Fund	1,240 shares	21,018
	Davis NY Venture A	18,706 shares	441,824
	Pimco Total Return Admin Fund	202,180 shares	2,050,110
	Frank Russell Money Market Fund	2,075,018 shares	2,075,018
	Vanguard 500 Index Fund	7,020 units	583,261
	Vanguard Treasury Money Market Fund	134,444 shares	134,444
*	Heritage Financial Corporation common stock	380,949 shares	3,145,191
	Schwab cash	31,327 units	31,327
*	Participant loans	Interest rates of 4.0% – 4.25%, maturing through March 2014	37,193

			12,283,700

	Nonparticipant directed investments:
*	Heritage Financial Corporation common stock (cost $2,400,538)	179,681 shares	2,201,092
	Schwab Unitized Fund cash (cost $ 79,734)	79,734 units	79,734
	Schwab cash (cost $36,216)	36,216 units	36,216

			2,317,042

			$14,600,742

*	A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

EIN: 91-1857900

Plan Number: 003

Form 5500, Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

Year ended December 31, 2008

(a)	(b)	(c)	(d)	(e)
Identity of party involved	Relationship to plan, employer, or other party in interest	Description of transactions including rate of interest	Amount on line 4a	Lost interest
Heritage Financial Corporation	Plan Sponsor	One loan repayment not deposited to the trustee in a timely manner. Lost earnings were contributed to the participant’s account.	$399.79	$1.98

See accompanying report of independent registered public accounting firm.

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

EIN: 91-1857900

Plan Number: 003

Form 5500, Schedule H, Line 4(j) – Schedule of Reportable Transactions

Year ended December 31, 2008

(a) Identity of party involved	(b) Description of assets	(c) Number of purchases	(d) Purchase price	(d) Number of sales or disbursements	(f) Selling price	(d) Book value at sale	(h) Net gain (loss)
Category (iii) – series of transactions in excess of 5% of plan assets at January 1, 2008:
First American Prime Obligation	Money Market Fund	125	$1,396,261	78	1,421,385	1,421,385	—

See accompanying report of independent registered public accounting firm.

FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008

Notes to Financial Statements

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), Line 4a – Schedule of Delinquent Participant Contributions and Line 4j - Schedule of Reportable Transactions

(b)	EXHIBIT

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused the annual report to be signed by the undersigned hereunto duly authorized.

Date: June 29, 2009	HERITAGE FINANCIAL CORPORATION 401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

	BY:	/s/ Brian L. Vance
	NAME:	Brian L. Vance
	TITLE:	President & Chief Executive Officer

	BY:	/s/ Donald J. Hinson
	NAME:	Donald J. Hinson
	TITLE:	Chief Financial Officer